UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35454

Vipshop Holdings Limited

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Vipshop Holdings Limited (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 27, 2022 with an audit report issued by Deloitte Touche Tohmatsu, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a Chinese government entity.

Vipshop Holdings Limited is a company controlled by Mr. Eric Ya Shen, chairman and chief executive officer of the Company, who beneficially owned 15.4% of the total issued and outstanding ordinary shares of the Company, representing 62.3% of the total voting power of the Company as of March 31, 2023. Mr. Arthur Xiaobo Hong, vice chairman and chief operating officer of the Company, beneficially owned 9.3% of the total issued and outstanding ordinary shares of the Company, representing 4.1% of the total voting power of the Company as of March 31, 2023. The directors and senior management of the Company, including Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong, beneficially owned 25.3% of the total issued and outstanding ordinary share of the Company, representing 66.7% of the total voting power of the Company.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder owned 5% or more of the Company’s total issued and outstanding ordinary shares as of March 31, 2023, other than Tencent Mobility Limited. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, which is a Hong Kong-listed Cayman Islands company and, to the Company’s knowledge, is not owned or controlled by a Chinese government entity. Tencent Mobility Limited beneficially owned 12,852,698 Class A ordinary shares of the Company as of December 13, 2019 based on a Schedule 13D/A filed by Tencent Mobility Limited and Tencent Holdings Limited on December 16, 2019. Assuming Tencent Mobility Limited’s shareholding has not changed since December 13, 2019, it represented 11.4% of the total issued and outstanding ordinary shares and 5.1% of the total voting power of the Company as of March 31, 2023. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 19, 2023 for more details.

In addition, the Company is not aware of any Chinese government entity that otherwise controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By:	/s/ David Cui
Name:	David Cui
Title:	Chief Financial Officer

Date: April 19, 2023